EXHIBIT 1

TRANSACTIONS DURING PAST 60 DAYS

The Reporting Persons engaged in the following transactions in shares of Common Stock of the Issuer during the past 60 days. Such transactions involved the sale of shares on the NASDAQ Global Select Market. Certain of the prices reported below reflect the weighted average sale price of the shares of Common Stock sold on the relevant date. Each Reporting Person hereby undertakes to provide upon request to the SEC staff full information regarding the number of shares and prices at which each transaction effected by such Reporting Person was effected.

Date	Reporting Person	Type	Price	Shares
11/13/2019	Neil Luthra	Sale	$4.8390	5,000
11/14/2019	Neil Luthra	Sale	$4.6938[1]	10,000

1 This transaction was executed in multiple trades at prices ranging from $4.6900 - $4.7200.